UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*<F1>


                         JEFFERSON SMURFIT CORPORATION
                         -----------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   475086104
                                ---------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement __x__. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

- -----------------
<F1>
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
<F1>

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 475086104           13G                 PAGE 2 OF 12 PAGES


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Smurfit Packaging Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*<F2>

                                        (a) --------

                                        (b)    X
                                            --------
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware


                              5.   SOLE VOTING POWER

NUMBER OF                               -0-
SHARES
BENEFICIALLY                  6.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                        36,800,000 shares
WITH
                              7.   SOLE DISPOSITIVE POWER

                                        -0-

                              8.   SHARED DISPOSITIVE POWER

                                        36,800,000 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,800,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          33.16%

12.  TYPE OF REPORTING PERSON*

          CO

- -----------------
<F2>
*    See Instruction Before Filling Out!
</F2>

CUSIP NO. 475086104           13G                 PAGE 3 OF 12 PAGES


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Smurfit International B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*<F3>

                                        (a) --------

                                        (b)    X
                                            --------
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands

                              5.   SOLE VOTING POWER

NUMBER OF                               -0-
SHARES
BENEFICIALLY                  6.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                        51,638,462 shares
WITH
                              7.   SOLE DISPOSITIVE POWER

                                        -0-

                              8.   SHARED DISPOSITIVE POWER

                                        51,638,462 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          51,638,462 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          46.53%

12.  TYPE OF REPORTING PERSON*

          CO

- -----------------
<F3>
*    See Instruction Before Filling Out!
</F3>

CUSIP NO. 475086104           13G                 PAGE 4 OF 12 PAGES


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jefferson Smurfit Group plc

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*<F4>

                                        (a) --------

                                        (b)    X
                                            --------
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland

                              5.   SOLE VOTING POWER

NUMBER OF                               -0-
SHARES
BENEFICIALLY                  6.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                        51,638,462 shares
WITH
                              7.   SOLE DISPOSITIVE POWER

                                        -0-

                              8.   SHARED DISPOSITIVE POWER

                                        51,638,462 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          51,638,462 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          46.53%

12.  TYPE OF REPORTING PERSON*

          CO

- -----------------
<F4>
*    See Instruction Before Filling Out!
</F4>

                                                    PAGE 5 OF 12 PAGES



ITEM 1.

  (a)    Name of Issuer:

         Jefferson Smurfit Corporation

  (b)    Address of Issuer's Principal Executive Offices:

         Jefferson Smurfit Centre
         8182 Maryland Avenue
         St. Louis, Missouri  63105


ITEM 2.

  (a)    Name of Person Filing:

         This statement is filed on behalf of (i) Smurfit Packaging Corporation ("SPC"), a Delaware corporation, (ii) Smurfit International B.V. ("SIBV"), a Netherlands corporation and an indirect 100% parent of SPC, and (iii) Jefferson Smurfit Group plc ("JSG"), an Irish public liability company and an indirect 100% parent of SPC and SIBV. SPC, SIBV and JSG are herein referred to collectively as the "Reporting Persons."

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), each of the Reporting Persons acknowledges that it is responsible for the completeness and the accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

  (b)    Address of Principal Business Office or, if none, Residence:

         Smurfit Packaging Corporation    Smurfit International B.V.           Jefferson Smurfit Group plc
         Jefferson Smurfit Centre         c/o Rokin Corporate Services B.V.    Beech Hill
         8182 Maryland Avenue             Strawinskylaan 2001                  Clonskeagh
         St. Louis, Missouri  63105       Amsterdam 1077ZZ                     Dublin 4
                                          The Netherlands                      Ireland

  (c)    Citizenship:

         Smurfit Packaging Corporation    Smurfit International B.V.           Jefferson Smurfit Group plc
         State of Delaware                The Netherlands                      Ireland

  (d)    Title of Class of Securities:

         Common Stock, par value $.01 per share (the "Common Stock")

  (e)    CUSIP Number

         475086104


ITEM 3. If this statement is filed pursuant to Rule 13-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  ------ Broker or Dealer registered under Section 15 of the Act

         (b)  ------ Bank as defined in section 3(a)(6) of the Act

                                                  PAGE 6 OF 12 PAGES



         (c) ------ Insurance Company as defined in section 3(a)(19) of the Act

         (d) ------ Investment Company registered under section 8 of the Investment Company Act

         (e) ------ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) ------ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) ------ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)  ------ Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                             Inapplicable.

ITEM 4.  OWNERSHIP

         (a)  Amount Beneficially owned

              As of December 31, 1994, SPC was the direct beneficial owner of 36,800,000 shares (the "SPC Shares") of Common Stock.

              As of December 31, 1994, SIBV was the direct beneficial owner of 14,838,462 shares (the "SIBV Shares") of Common Stock and, by virtue of the relationships reported under
              Item 2(a) of this Schedule 13G, SIBV may be deemed to have been the beneficial owner of the SPC Shares, which may result in an aggregate of 51,638,462 shares (the "Aggregate Shares") of Common Stock that may be deemed to have been beneficially owned by SIBV.

              As of December 31, 1994, by virtue of the relationships reported under Item 2(a) of this Schedule 13G, JSG may be deemed to have been the beneficial owner of the Aggregate Shares.

              The filing of this Schedule 13G shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner, for purposes of Section 13(d) or 13(g) of the 1934 Act, of any shares of Common Stock except as set forth in the first three paragraphs of this Item 4(a).

                                                  PAGE 7 OF 12 PAGES



  (b)     Percent of Class

          The SPC Shares, the SIBV Shares and the Aggregate Shares represent 33.16%, 13.37% and 46.53%, respectively, of the 110,988,462 shares of
          Common Stock reported to be outstanding in the Issuer's report on Form 10-Q filed for the quarter ended September 30, 1994.

  (c)     Number of shares as to which such person has:

                                                                   SPC            SIBV           JSG


          (i)    sole power to vote or to direct the vote:             -0-            -0-            -0-

          (ii)   shared power to vote or to direct the
                 vote:                                          36,800,000     51,638,462     51,638,462

          (iii)  sole power to dispose or to direct the
                 disposition of:                                       -0-            -0-            -0-

          (iv)   shared power to dispose or to direct the
                 disposition of:                                36,800,000     51,638,462     51,638,462


ITEM 5.   OWNERSHIP FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ------.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Inapplicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Inapplicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          All of the shares of Common Stock covered by this statement are subject to a stockholders agreement, dated as of May 3, 1994 (the "Stockholders Agreement"), among SIBV, the Issuer and certain other parties. The Stockholders Agreement contains provisions regarding, among other things, restrictions on transferability and voting of the Common Stock beneficially owned by the parties to such agreement and certain agreements as to sales or other dispositions of the Common Stock beneficially owned by the parties to such agreement. Although SIBV hereby describes a relationship with other persons pursuant to the Stockholders Agreement, SIBV does not hereby affirm the existence of a group. See Exhibit 1.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                    Inapplicable.


ITEM 10.  CERTIFICATION

                    Inapplicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 7, 1995
                      -----------------------------------
                                     Date


                                James B. Malloy
                      -----------------------------------
                                   Signature


                               James B. Malloy
                            Chairman and President
                         Smurfit Packaging Corporation
                      -----------------------------------
                                  Name/Title

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 7, 1995
                      ----------------------------------
                                     Date


                                Michael O'Riordan
                      -----------------------------------
                                   Signature


                                Michael O'Riordan
                                Managing Director
                                Smurfit International B.V.
                      ---------------------------------------
                                  Name/Title

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 7, 1995
                       ---------------------------------
                                     Date


                            Michael R.J. Pettigrew
                    ---------------------------------------
                                   Signature


                            Michael R.J. Pettigrew
                            Secretary
                            Jefferson Smurfit Group plc
                    -----------------------------------------
                                  Name/Title

                                 EXHIBIT INDEX


          DESCRIPTION                                  PAGE


          Exhibit 1.     List of Group Members